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                     June 30, 2023

       Giacomo Dall   Aglio
       Chief Financial Officer
       Kaleyra, Inc.
       85 Broad Street
       New York, NY 10004

                                                        Re: Kaleyra, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed March 16,
2023
                                                            Form 10-Q for
Fiscal Quarters Ended March 31, 2023
                                                            Filed May 10, 2023
                                                            File No. 001-38320

       Dear Giacomo Dall   Aglio:

               We issued comments to you on the above captioned filing on May 31, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 14, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              You may contact Joseph Cascarano, Senior Staff Accountant, at
(202) 551-3376 or
       Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology